Xylem Inc.
1 International Drive
Rye Brook, NY 10573

April 21, 2020
Franz Cerwinka
[Address on file with the Company]

Dear Franz,

We are pleased to present you with this offer of employment with Xylem Inc. for the position of Senior Vice President & President, Emerging Markets reporting directly to Patrick Decker, Xylem’s President and Chief Executive Officer and effective as of your first day of employment. You will be employed by Xylem Inc. in our headquarters location in Rye Brook, NY and you will be seconded to be on assignment for Xylem Water Solutions, Singapore Pte. Ltd in Singapore. Specifics for the Singapore assignment are provided in Addendum A. Your first day of employment is expected to be on a mutually agreed date, not later than July 1, 2020. This offer of employment, including the fact that you will be joining Xylem, is confidential until the earlier of (1) Xylem Inc.’s public announcement of you joining the company, (2) your first day of employment.

•Base Salary: You will be compensated on a bi-weekly basis in the amount of $19,615.38 which is equivalent to $510,000 annually. Annual merit increases are normally scheduled for March of each year and are at the discretion of the Leadership Development and Compensation Committee of the Board (“LDCC”). You will be able to participate in the merit increase program beginning in 2021. This position is considered Exempt and not entitled to overtime compensation as provided by Federal Law.

•Incentive Plan: You will be eligible for participation in the Annual Incentive Plan (AIP) beginning with performance year 2020 according to the approved parameters of the plan and provided targets are met and approved by the LDCC. Your incentive target is 65% of base salary. For 2020, you will be eligible for the full year annual incentive; approved bonus awards are typically paid in March for performance from the previous calendar year.

•Annual Long-Term Incentive Plan: You will be eligible to participate in the Xylem Long-Term Incentive Plan (LTIP) and will have an annual target award of $600,000 to be provided as 50% Performance Share Units (PSUs), 25% Restricted Stock Units (RSUs) and 25% Stock Options. RSUs and Stock Options vest one-third after each year and the PSUs vest 100% after three years and payable based on the Company’s performance. Subsequent annual grants may vary based on individual performance and market competitiveness and are subject to approval by the LDCC.

Your first annual LTIP award will be made effective on the date of hire. In the event the date of hire is within a trading restriction period (e.g. insider black-out period), the RSU grant will be made on the first day following the lapse of the trading restriction. The vesting terms, performance targets and grant agreement will be consistent as other senior executives’ most recent annual LTIP award granted on February 27, 2020.

•Sign-On RSU Grant: You will also be eligible for a one-time special sign-on RSU grant of $550,000. The sign-on RSUs will be made effective on the date of hire. In the event the date of hire is within a trading restriction period (e.g. insider black-out period), the RSU grant will be made on the first day following the lapse of the trading restriction. The vesting schedule for the sign-on RSUs will provide that, subject to your continued employment, one-third of the sign-on RSUs vests on each anniversary of the grant date.

•Relocation and International Assignment Support: You (and your family) will be relocated to Singapore and provided additional assignment support with housing, home leave and tax support (Addendum A provides specific details).

•Benefit Plans: A complete benefits package will be made available to you and your eligible dependents, which includes immediate enrollment in medical plans and subject to any enrollment waiting periods as defined by certain life insurance coverage plans. You will also be required to bring in the original birth certificate(s) for your dependent children (if applicable) and your marriage certificate (if applicable) if you wish to cover your dependents under any Xylem sponsored benefit program (i.e., health insurance). A benefits summary is attached for your reference. You will be scheduled for a comprehensive benefit orientation during your first week of employment. While you are on assignment in Singapore, you and your enrolled eligible dependents will be eligible for a special global medical and dental coverage instead of the U.S. medical and dental coverages.

•Paid Time Off (PTO): Xylem provides Paid Time off (PTO) to benefits-eligible employees to enable time off from work for rest and relaxation and to balance their lives. Paid Time Off provides a single bank of hours employees can use for sick, vacation and/or other personal reasons. You will accrue paid time off at the bi-weekly accrual rate of 7.08 hours per pay period (equivalent to 23 days annually) beginning on your date of hire and is based on total eligible hours worked and/or utilized during each pay period. Below is the PTO accrual schedule for completed years of service. B

Completed Years o Service	Bi-Weekly Accrual Rate (Full-Time)	Equivalent Days Annually (Full-Time)	Hourly Accrual Rates
Senior Exec. New Hire	7.08 hours	23 days (184 hours)	.089
15	7.70 hours	25 days (200 hours)	.097
25	9.24 hours	30 days (240 hours)	.116

•Holidays: Xylem recognizes twelve paid holidays per calendar year for eligible employees. Some of these are floating holidays, which may be assigned and are pro-rated based upon date of hire.

As with all new hires, this offer is contingent on the verification of credentials and other information, including the completion of a criminal history check and, if applicable a credit history check. Your employment is also contingent upon satisfactory completion of a customary directors and officers questionnaire. Lastly, typically your employment would also be dependent upon a satisfactory pre-employment drug screening, yet in light of the current COVID-19 circumstances, we are suspending the drug screening requirement. We will require presentation of documentation verifying your identity and legal ability to work in the United States (I-9). A form describing the verification requirements and information needed for documentation is enclosed. The information must be provided within three (3) days of your hire date.

Additionally, this offer is contingent on your not having entered into a signed agreement with a previous employer that contains a non-competition clause that might affect your ability to accept employment with Xylem. If you have entered into such an agreement, please forward a copy of it to me so we can do a legal review from our side. Your employment and compensation with Xylem are "at will" in that they can be terminated with or without cause, and with or without notice, at any time, at the option of either the Company or yourself. This offer does not constitute a contract of employment or an agreement for a definite or specified period of employment.

At Xylem, our corporate compass is our Code of Conduct. We are committed to conducting business according to the highest ethical standards, treating all employees with respect, creating fair workplaces, and ensuring that our co-workers help us strengthen and protect our reputation as a great employer, business partner and community member. Our Code of Conduct sets the rules that outline the appropriate business conduct and expected behaviors of all our employees. Each employee will take a required training within three (3) days of their hire date.

Enclosed with this offer is our Business Proprietary Information Agreement, please review this document carefully, and sign and return a copy along with your acceptance of our offer.

Franz, we are confident you will contribute a great deal to our organization and look forward to having you join the team. Please acknowledge your acceptance of our offer as per terms above, by signing a copy of this offer letter and sending a scanned copy back to me at Kairus.Tarapore@xyleminc.com no later than April 24, 2020.

Sincerely,

/s/ Karius Tarapore

Karius Tarapore
SVP & Chief Human Resources Officer

The above offer is accepted subject to the foregoing conditions.

/s/ Franz Cerwinka	April 22, 2020
(Franz Cerwinka)	Date

Cc: Patrick Decker